August 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attn: Jennifer R. Hardy

Re:	Windswept Environmental Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-150130

Ladies and Gentlemen:

The following are the responses to the comments of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 22, 2008 (the “Comment Letter”) with respect to the filing by Windswept Environmental Group, Inc. (the “Company”) of the above referenced Registration Statement on Form S-1. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter. Certain other updates were made to reflect changes in ownership of Windswept among the Laurus affiliates. For your convenience, two copies of this letter, as well as two clean and marked copies of the Amendment No. 2, have been forwarded to Jessica Kane’s attention by overnight mail.

1. Please be advised that a sentence has been added in the fourth paragraph under “Prospectus Summary- Company Background” to disclose our response to comment 6 of the SEC letter dated May 5, 2008. In addition, a sentence has been added to the footnote (1) appearing at the end of the section entitled “Prospectus Summary-The Offering” to disclose our response to comment 9 of the SEC letter dated May 5, 2008.

2. Please be advised that, in accordance with my conversation with Jessica Kane of the Staff, the sentence appearing below the table under “Selling Stockholder Information-Certain Value Considerations to the Selling Stockholders- Total Dollar Value of Securities” has been deleted.

3. Please be advised that line items for the convertible notes have been added to the table under “Selling Stockholder Information- Certain Value Considerations to the Selling Stockholders- Total Possible Profit on Securities” to disclose the possible profit on such convertible notes.

4. and 5. Please be advised that we have revised the eighth paragraph under “Prospectus Summary- Company Background” to clarify that Spotless held a $5,000,000 note immediately prior to the transaction on June 30, 2005 and, in connection with the Laurus transaction, ended up with a $500,000 note.

6. Please be advised that we added a sentence to the last paragraph under “Prospectus Summary- Company Background” to describe the assets purchased from RestoreNet, LLC.

7. Please be advised that we do not believe that the Company is an issuer of penny stock. Reference is made to Rule 3a51-1(g)(2) promulgated under the Securities Exchange Act of 1934 which excludes from the definition of penny stock those issuers having average revenue of at least $6,000,000 for the last three years. In this regard, the Company’s revenues were $9,645,246 for the nine months ended March 31, 2008 and exceeded $10,000,000 for each of the prior three fiscal years.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned at (516) 937-5900.

Very truly yours,

/s/ Gary T. Moomjian

Gary T. Moomjian
cc: Michael O’Reilly
Arthur Wasserspring